NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES SUCCESSFUL AMENDMENT AND EXTENSION OF TERM LOAN FACILITY

Amendment and Extension Represents IGT's First Sustainability-linked Transaction

LONDON – July 26, 2021 – International Game Technology PLC (NYSE:IGT) ("IGT") today announced that it has entered into an Amendment and Extension Agreement with respect to its term loan facility (the "Amendment and Extension Agreement").

"We are pleased to announce a successful refinancing of our term loan facility agreement," said Max Chiara, CFO of IGT. "This transaction is another step of a plan to enhance our credit profile, generate additional liquidity and extend debt maturities. It will extend the weighted average maturity of our debt instruments to approximately five years. Based on the current balances and interest rates of the Company’s debt, we expect this transaction and the debt transactions closed earlier this year to result in approximately $65 million in lower annualized interest expense going forward. We also added an environmental, social and governance (ESG) margin adjustment, highlighting IGT’s commitment to sustainability."

The Amendment and Extension Agreement, among other things: (i) increases the amount of the aggregate term loan facilities from €860,000,000 to €1,000,000,000, (ii) extends the maturity date of the term loan facilities to January 25, 2027, (iii) reduces the applicable interest rate by 35 basis points based on current debt ratings, (iv) provides for a maximum decrease or increase of an additional 7.5 basis points in the margin based on ESG factors, (v) requires €200,000,000 in annual amortization payments in each of 2024, 2025 and 2026, with the remaining €400,000,000 balance due at maturity, and (vi) maintains and extends existing financial covenant thresholds.

The foregoing description of the Amendment and Extension Agreement is qualified in its entirety by reference to the full text of the Amendment and Extension Agreement, which is attached as an exhibit to IGT's current report on Form 6-K furnished to the Securities and Exchange Commission on July 26, 2021.

Bank of America Europe Designated Activity Company and Mediobanca - Banca di Credito Finanziario S.p.A acted as IGT's Global Coordinators and Sustainability Coordinators while Mediobanca acted as Agent.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivalled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

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Contacts
Phil O'Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452 and outside U.S./Canada +1 (401) 392-7452
Francesco Luti, Italian media inquiries, +39 34 85475493
James Hurley, Investor Relations, +1 (401) 392-7190